SCHEDULE 13D

CUSIP No. 16941J 10 6	Page 1 of 4 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

China Precision Steel, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16941J 10 6
(CUSIP Number)

Hung Wan Belmont Capital Group Limited Suite C, 20/F Neich Tower, 128 Gloucester Road Wan Chai, Hong Kong, SAR of the People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 16941J 10 6	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS: Hung Wan

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Hong Kong, Special Administrative Region of the People’s Republic of China

	7	SOLE VOTING POWER:
3,785,820 shares (See Note 1)
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY		0 share
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		3,785,820 shares (See Note 1)
PERSON

WITH	10	SHARED DISPOSITIVE POWER:
0 share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
3,785,820 shares (See Note 1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
6% (See Note 2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

Note 1: The Reporting person beneficially owns 2,802,457 outstanding shares of the Issuer’s common stock (the “Common Stock”) and the right to acquire 983,363 shares of Common Stock through the exercise of warrants.

Note 2:  This percentage represents the percentage of outstanding shares of Common Stock beneficially held by the Reporting Person, inclusive of that number of shares of Common Stock which the Reporting Person beneficially has the right to acquire through the exercise of warrants in both the number of shares of Common Stock beneficially held by the Reporting Person and in the number of total shares of Common Stock outstanding. This percentage assumes that, other than the shares of Common Stock underlying the warrants beneficially held by the Reporting Person, there are 45,896,288 shares of Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated as of February 14, 2008.

SCHEDULE 13D

CUSIP No. 16941J 10 6	Page 3 of 4 Pages

THIS AMENDMENT NO. 3 amends and supplements the statement on Schedule 13D filed with the Commission on January 5, 2007, and as amended on March 5, 2007 and on July 5, 2007, by Hung Wan, an individual, with respect to the common stock, par value $.001 per share, of China Precision Steel, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is: 8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan, Hong Kong, People's Republic of China.

ITEM 5. Interest in Securities of the Issuer

(a)
As of the date of this Statement, the Reporting Person beneficially owns 2,802,457 shares, or 6% of the Issuer’s outstanding Common Stock. Of this amount, 1,688,222 shares, or 3.6%, of the Issuer’s outstanding Common Stock are owned directly by Belmont Capital Group Limited, in which the Reporting Person is the Principal and Managing Director, and 1,114,235 shares, or 2.4%, are directly owned by Advanz Capital, Inc., in which the Reporting Person is the Principal. In addition, the Reporting Person beneficially has the right to acquire 983,363 shares of the Issuer’s common stock through the exercise of warrants issued to Belmont Capital Group Limited. These percentages assume that there are 45,896,288 shares of Common Stock outstanding, as evident in the Issuer’s Quarterly Report on Form 10-Q, dated as of February 14, 2008.

(b)	The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 3,785,820 shares of Common Stock.

(c)
From December 7, 2007 to December 27, 2007, Belmont Capital Group Limited, with respect to which the Reporting Person is the Principal and Managing Director, sold a total of 59,600 shares of Common Stock in brokered transactions in the open market at a price of ranging from $5.75 to $7.15 per share. From December 31, 2007 to March 26, 2008, Advanz Capital, Inc., with respect to which the Reporting Person is the Principal, sold a total of 384,380 shares of Common Stock in brokered transactions in the open market at a price ranging from $3.40 to $6.05 per share.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares reported on this Statement.

(e)	Not applicable.

SCHEDULE 13D

CUSIP No. 16941J 10 6	Page 4 of 4 Pages

The Reporting Person declares that the filing of this Schedule 13D, as amended from time to time, shall not be construed as an admission by the Reporting Person that she is the beneficial owner, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, of any of the securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hung Wan

Dated: April 2, 2008	By:	/s/ Hung Wan
Name: Hung Wan